UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Familymeds Group, Inc.
(Name of Issuer)
Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
30706T209
(CUSIP Number)
July 1, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ X]  Rule 13d-1(b)

     [  ]  Rule 13d-1(c)

     [  ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	30706T209

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Kellogg Capital Markets, LLC - Tax I.D. 13-4201899 Kellogg Group, LLC - Tax I.D. 26-0061061 Charles K. Kellogg Lee Kellogg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Kellogg Capital Markets, LLC - New York Kellogg Group, LLC - New York Charles K. Kellogg - U.S. Citizen Lee Kellogg - U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER:

Kellogg Capital Markets, LLC - 1,265,687
Kellogg Group, LLC* - 1,265,687
Charles K. Kellogg* - 1,265,687
Lee Kellogg* - 1,265,687

*Each of these reporting persons is deemed a beneficial owner of the 1,265,687 shares of the Issuer owned by Kellogg Capital Markets, LLC.

	6	SHARED VOTING POWER:

0

	7	SOLE DISPOSITIVE POWER:

Kellogg Capital Markets, LLC - 1,265,687
Kellogg Group, LLC* - 1,265,687
Charles K. Kellogg* - 1,265,687
Lee Kellogg* - 1,265,687

*Each of these reporting persons is deemed a beneficial owner of the 1,265,687 shares of the Issuer owned by Kellogg Capital Markets, LLC.

	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Kellogg Capital Markets, LLC - 1,265,687
Kellogg Group, LLC* - 1,265,687
Charles K. Kellogg* - 1,265,687
Lee Kellogg* - 1,265,687

*Each of these reporting persons is deemed a beneficial owner of the 1,265,687 shares of the Issuer owned by Kellogg Capital Markets, LLC.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Kellogg Capital Markets, LLC - 18.2%
Kellogg Group, LLC* - 18.2%
Charles K. Kellogg* - 18.2%
Lee Kellogg* - 18.2%

*Each of these reporting persons is deemed a beneficial owner of the 18.2% of the Issuer's common stock owned by Kellogg Capital Markets, LLC.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

Kellogg Capital Markets, LLC - BD Kellogg Group, LLC - OO (Limited Liability Company) Charles K. Kellogg - IN Lee Kellogg - IN

SCHEDULE 13G

Item 1(a)	Name of Issuer.

Familymeds Group, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

312 Farmington Avenue Farmington, CT 06032-1968

Item 2(a)	Name of Person Filing.

Kellogg Capital Markets, LLC Kellogg Group, LLC Charles K. Kellogg Lee Kellogg

Item 2(b)	Address of Principal Business Office or, if none, Residence.

55 Broadway, 4th Floor New York, NY 10006

Item 2(c)	Citizenship.

Kellogg Capital Markets, LLC and Kellogg Group, LLC are organized under New York law. Charles K. Kellogg and Lee Kellogg are U.S. Citizens.

Item 2(d)	Title of Class of Securities.

Common Stock, $0.001 Par Value Per Share

Item 2(e)	CUSIP Number.

30706T209

Item 3	This statement is filed pursuant to Rule 13d-1(b) and the persons filing are:
(a) A broker or dealer registered under Section 15 of the Act; and
(g) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

Item 4	Ownership.

(a)	Amount beneficially owned:

Kellogg Capital Markets, LLC - 1,265,687
Kellogg Group, LLC* - 1,265,687
Charles K. Kellogg* - 1,265,687
Lee Kellogg* - 1,265,687

*Each of these reporting persons is deemed a beneficial owner of the 1,265,687 shares of the Issuer owned by Kellogg Capital Markets, LLC.

(b)	Percent of Class:

Kellogg Capital Markets, LLC - 18.2%
Kellogg Group, LLC* - 18.2%
Charles K. Kellogg* - 18.2%
Lee Kellogg* - 18.2%

*Each of these reporting persons is deemed a beneficial owner of the 18.2% of the Issuer's common stock owned by Kellogg Capital Markets, LLC.

(c)	Number of Shares as to which the person has:
(i) Sole power to vote or to direct the vote:

Kellogg Capital Markets, LLC - 1,265,687
Kellogg Group, LLC* - 1,265,687
Charles K. Kellogg* - 1,265,687
Lee Kellogg* - 1,265,687

*Each of these reporting persons is deemed a beneficial owner of the 1,265,687 shares of the Issuer owned by Kellogg Capital Markets, LLC.

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of:

Kellogg Capital Markets, LLC - 1,265,687
Kellogg Group, LLC* - 1,265,687
Charles K. Kellogg* - 1,265,687
Lee Kellogg* - 1,265,687

*Each of these reporting persons is deemed a beneficial owner of the 1,265,687 shares of the Issuer owned by Kellogg Capital Markets, LLC.

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KELLOGG CAPITAL MARKETS, LLC
Date: August 4, 2009

By:	Matthew Brand, Managing Director

	By:	/s/ Matthew Brand

KELLOGG GROUP, LLC
Date: August 4, 2009

By:	Matthew Brand, Managing Director

	By:	/s/ Matthew Brand

CHARLES K. KELLOGG
Date: August 4, 2009

	By:	/s/ Charles K. Kellogg

LEE KELLOGG
Date: August 4, 2009

	By:	/s/ Lee Kellogg